Processing Section
NOV 03 2008
Washington, DC
101

Emeco Holdings Limited

21 October 2008

Exemption File No. 82-35011

08005798

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –21 October 2008 – Change in substantial holding – The Capital Group Companies Inc*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

11/12

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	21-Oct-2008
Time	08:27:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

Capital Group[SM]
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

20 October 2008

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 17 October 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 17 October 2008

The previous notice was given to the company on: 15 October 2008

The previous notice was dated: 14 October 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	42,458,476	6.7262%	35,838,588	5.6775%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/10/2008 to 17/10/2008	The Capital Group Companies, Inc.	Decreased holdings	Average price of 0.7661	6,619,888 Ordinary Shares	6,619,888

See Annexure A dated 14 October 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 17 October 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo   Capacity: Associate Counsel

sign here [signature]   date 20 October 2008

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 17 October 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Emeco Holdings Ltd
17 October 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	4,051,768	
	44278200	305,372	
	44343400	52,281	
	44353600	558,000	
	44359800	317,600	
	44364700	55,400	
	44373400	366,700	
	44374600	679,500	
	44376000	909,299	
	44800300	56,500	
		7,372,420	
Capital International Limited	43406300	3,865,200	
	43418800	866,392	
	43425300	829,567	
	43426200	2,872,785	
	43426300	4,043,131	
	43426800	1,939,055	
	43426900	3,054,919	
	43487700	248,416	
	43487800	223,146	
		17,942,611	
Capital International S.A.	45415100	291,672	
	45415200	40,700	
	45426000	3,578,068	
		3,910,440	
Capital International, Inc.	46422100	365,109	
		365,109	
Capital Research and Management Company	11000035	6,248,008	
		6,248,008	

Australia Annexure
Emeco Holdings Ltd
17 October 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		35,838,588	5.68%

Nominee List

Emeco Holdings Ltd

17 October 2008

<u>Nominee Name</u>

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	4,051,768
44376000	909,299
46422100	365,109
Total Shares:	5,326,176

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	4,043,131
Total Shares:	4,043,131

JP Morgan Chase Bank

43406300	3,865,200
Total Shares:	3,865,200

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43418800	866,392
43426800	1,939,055
44343400	52,281
44373400	386,700
44374600	679,500
Total Shares:	3,923,928

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900	3,054,919
Total Shares:	3,054,919

Westpac Banking Corp

43425300	829,567
43426200	2,872,785

Nominee List

Emeco Holdings Ltd
17 October 2008

Nominee Name

44364700	55,400
45415100	291,672

Total Shares:	4,049,424

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	6,248,008
43487700	248,416
43487800	223,146
44278200	305,372
44353600	558,000
44359800	317,600
44800300	56,500
45415200	40,700
45426000	3,576,068

Total Shares:	11,575,810

END